UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor 27 Soho Square,

London, England, W1D 3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Annual General Meeting of Shareholders

The 2025 Annual General Meeting of Shareholders (the “AGM”) of Genius Sports Limited (the “Company”) will be held starting at 2.00 p.m. Greenwich Mean Time on December 10, 2025 at Claridge’s, Brook Street, London W1K 4HR and virtually at https://www.cstproxy.com/geniussports/2025. The agenda for the Meeting and further details are set forth in the Notice of the 2025 Annual General Meeting, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: 7 November, 2025	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of the 2025 Annual General Meeting

99.2	Form of Proxy Card

4